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SEC FILE NUMBER
8- 43804

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Europa Securities, LLC

RECD S.E.C.
FEB 2 8 2002
516

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
140 Marble Mill Road
(No. and Street)

Marietta	Georgia	30060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey R. Stewart (770) 499-7770
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.R.Weiser & Co.LLP Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/21

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jeffrey R. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Europa Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jeffrey R. Stewart
Signature

Managing Member
Title

Anne J. Moran
Notary Public

Anne J. Moran
Notary Public Cobb Co. GA
My Commission Expires 12/01/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietor's Capital.~~ Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EUROPA
SECURITIES, LLC


RECEIVED
FEB 28 2002
SECTION

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

* * * * * * * * * * * * * * * * * * * *

MEMBERS NEW YORK STOCK EXCHANGE
140 Marble Mill Road, Marietta, GA 30060 • Telephone: (770) 499-7770 • Fax: (770) 499-7898

EUROPA SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	13,636
Receivable from broker-dealers and clearing organization		72,862
Deposit with clearing organization (cash of $4,664 and securities with a market value of $48,250)		52,914
Furniture and equipment (net of accumulated depreciation of $39,063)		5,127
Other assets		16,012
	$	160,551

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and other liabilities	$	30,116
Member's equity		130,435
	$	160,551

The accompanying notes are an integral part of this financial statement.

EUROPA SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

Europa Securities, LLC (the "Company"), was formed in the State of Delaware. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"), and the National Association of Securities Dealers, Inc. ("NASD").

The Company operates as a "general securities" broker and dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker and dealer (clearance agent) on a fully disclosed basis. The Company's customers are located throughout the United States and Europe.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation:

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in operations.

Revenue Recognition:

Securities transactions and related commissions revenue and expenses are recorded on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than on a trade-date basis is not material.

Furniture and Equipment:

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is provided using accelerated methods over the estimated useful lives of the assets ranging from five to seven years.

Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Income Taxes:

The Company, as a single member limited liability company, is not a tax paying entity and accordingly, there are no tax provisions included in these statements. The member is required to separately report the Company's income or loss to federal, state and local taxing authorities.

3. RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION:

Amounts receivable from broker-dealers and clearing organization at December 31, 2001, consist of the following:

Receivable from clearing organization	$	34,981
Commissions receivable from broker-dealers		37,881
	$	72,862

4. CLEARANCE AGREEMENT:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $25,000 be maintained on deposit with the clearing broker.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 the Company had net capital of $107,825 which was $102,825 in excess of its required net capital of $5,000. Aggregate indebtedness at December 31, 2001 totalled $30,116. The Company's net capital ratio was .28 to1.

6. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities. These activities may expose the Company to off-balance-sheet risk in the event the clearing broker is unable to fulfill its obligations.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held for regulatory and internal purposes.

The Company maintains balances in a foreign currency (British pound sterling). This subjects the Company to risk in the event of a sudden exchange rate fluctuation. The Company has determined that the risk associated with an exchange rate change is diminished due to the short-term nature of its assets and liabilities.

From time to time the Company maintains cash in bank accounts in excess of FDIC – insured limits and is exposed to the credit risk resulting from this concentration.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2001 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Europa Securities, LLC

We have audited the accompanying statement of financial condition of Europa Securities, LLC, (the "Company") a limited liability company, as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Europa Securities, LLC, a limited liability company, at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

M.R. Weiser & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 11, 2002